February 27, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

         INTERIM REPORT AND BUSINESS PLAN AMENDMENT UNDER RULE 24 OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     NISOURCE INSURANCE CORPORATION, LIMITED
                                801 E. 86TH AVE.
                             MERRILLVILLE, IN 46410

                                FILE NO. 70-8905
                                FILE NO. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the "application"), the undersigned hereby submits the following information applicable to NiSource Insurance Corporation, Limited. ("NICL") for the June 30, 2002 through December 31, 2002 period.

1. Provide a general description of loss exposure/experience for the lines of coverage being underwritten by NICL.

Columbia Insurance Corporation, Limited was licensed in 1996 to reinsure certain of the "all risks" property, general and automobile liability risks of Columbia Energy Group ("CEG"), its subsidiaries and associates. NiSource, Inc. acquired CEG on November 1, 2000 and NiSource individual subsidiaries were added to the CEG insurance programs. In 2002, NiSource changed the name from Columbia Insurance Corporation, Limited ("CICL") to NiSource Insurance Corporation Limited ("NICL"). In 2002, NICL was given permission to underwrite risks on a direct insurance basis rather than on a pure reinsurance basis.

Therefore, NICL now underwrites programs on a direct as well as reinsurance basis depending upon risk and nature of the transaction. At July 1, 2002 the General and Automobile Liability reinsurance agreement was renewed at existing terms and conditions. At July 1, 2002 a new All-Risk Property reinsurance agreement was negotiated, with NICL's retentions increasing due to adverse conditions in the commercial insurance market. At July 1, 2002 the Long-term Disability reinsurance agreement was renewed at existing terms and conditions. At July 1, 2002 a new excess indemnity policy for workers compensation was also added to NICL on a reinsurance basis. At November 1, 2002, "T&D" (property coverage for transmission and distribution lines) was insured to NICL and fully reinsured by a third party and secured by a letter of credit. The addition of T&D coverage poses no loss or credit risk to NICL. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

As further discussed under point 2 below, NICL's loss experience under each of the reinsurance agreements continues to fall within the "expected" range, based on the actuarial analysis of its losses. There has been $15,712,146 in paid claims since inception - $4,111,715 (including LTD) for the period under review.

2. Provide an analysis by subsidiary or associate company of coverage line, losses and expenses incurred during the six-month period as compared to premiums paid.

For the period under review NICL's incurred loss to earned premium ratios for the policies which incepted on or after 7/1/02 were as follows:


--------------------------------------------------------------------------------
                                 NET EARNED
                                    PREMIUM      INCURRED LOSS
COVERAGE LINE                   (7/1-12/31)        (INCL. IBNR)      LOSS RATIO
--------------------------------------------------------------------------------
All Risk Property               $2,165,000          $2,250,000          103.93%
T&D                             $   12,433          $        0            0.00%
General/ Auto Liability         $1,350,000          $1,783,603          132.12%
Long-Term Disability            $  797,892          $2,164,663          271.30%
Workers Compensation            $1,525,000          $1,479,680           97.03%
--------------------------------------------------------------------------------
TOTALS                          $5,850,325          $7,677,946          131.24%
--------------------------------------------------------------------------------

The above ratios reflect a conservative reserving position, as is appropriate for a company the size of NiSource Insurance Corporation, Limited.

3. Provide an analysis by subsidiary or associate companies of claims paid by NICL on behalf of such subsidiary or associate company and include the lead-in reserve available to NICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on NICL's property and liability programs as at June 30, 2002 and December 31, 2002, were $19,102,496 and $17,423,641 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

At December 31, 2002, NICL also had a reserve for long term disability (LTD) risks assumed under portfolio transfer agreements with two unrelated insurers and two policy periods being effective 7/1/01 and 7/1/02. Qualified actuaries have estimated the LTD reserve to be approximately $11,045,474 as of June 30, 2002. Loss reserves as of December 31, 2002 are $11,765,624. The combined totals as at June 30, 2002 and December 31, 2002, were $30,147,970 and $29,189,265 respectively. Prior to assuming this risk, NICL applied for, and was granted, a Prohibited Transaction Exemption by the Department of Labor, having shown in their application that the reinsurance of the LTD risks of employees of CEG by NICL would allow CEG to improve the LTD benefits provided. In order to provide this employee benefit reinsurance program, NICL formed a Vermont branch of their Bermuda captive, exclusively for the purpose of reinsuring ERISA risks. NICL also changed its license class to allow it to underwrite Long Term risks.

4. Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of NICL and loss experience of each subsidiary as a result of operations of NICL.

NICL employs a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. Premium for Automobile and General Liability as well as T&D have remained virtually the same while the property premium has increased due to the increased retention. The corporate reimbursement workers compensation policy results in an increase to reflect the new line of business being added to NICL.

The net premium for the LTD risks assumed by the captive during the period under review represents a 12-month (7/1/02-03) period for LTD premium. It is anticipated that using NICL to reinsure this risk will allow NiSource to continue to provide the expanded employee benefit coverage, without a commensurate increase in rates.

5. Provide a copy of NICL's income statement and balance sheet, including any notes thereto.

NICL's income statement and balance sheet including any notes are attached.

We look forward to your response and further discussion regarding our business plan amendment.

Very truly yours,

NISOURCE INSURANCE CORPORATION, LIMITED

By:  /s/ J.W. Grossman
     --------------------------------
     J. W. Grossman, President

NISOURCE INSURANCE CORPORATION, LTD.                                  EXHIBIT 1
INTERIM REPORT RULE 24      File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 6/30/02 - 12/31/02

All Risk Property

PERIOD                          PER OCC/ AGGREGATE                               DEDUCTIBLE                  FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------
6/30/96-97                      $500,000-$650,000/$3MM                        $100,000-250,000                   Arkwright

6/30/97-98                      $500,000-$650,000/$3MM                        $100,000-250,000                   Arkwright

6/30/98-99                      $500,000-$650,000/$3MM                        $100,000-250,000             Hartford Steam Boiler

6/30/99-7/1/00                  $500,000-$650,000/$3MM                        $100,000-250,000             Hartford Steam Boiler

7/1/00-01                       $500,000-$650,000/$3MM                        $100,000-250,000             Hartford Steam Boiler

7/1/01-02                       $500,000-$650,000/$3MM                        $100,000-250,000                     AEGIS

7/1/02-03                       Onshore Gas: $750,000/$2.25M                      $250,000                         AEGIS
                                All Onshore Assets: $3MM/$6MM                 $1MM,$1.5MM,$2MM                     AEGIS


General/Auto Liability

PERIOD                          LAYER/PER OCC/AGG LIMIT                          ATTACHMENT                  FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------
7/1/96-97                       Primary  US$800,000/3,000,000                    $  200,000                         AEGIS

                                Excess  US$1,000,000/1,000,000                   $1,000,000                         AEGIS

7/1/97-98                       Primary  US$800,000/3,800,000*                   $  200,000                         AEGIS

                                Excess  US$1,000,000/1,500,000*                  $1,000,000                         AEGIS

7/1/98-99                       Primary  US$800,000/3,000,000                    $  200,000                         AEGIS

                                Excess  US$1,000,000/1,000,000                   $1,000,000                         AEGIS

7/1/99-00                       Primary  US$800,000/3,000,000                    $  200,000                         AEGIS

                                Excess  US$1,000,000/1,000,000                   $1,000,000                         AEGIS

7/1/00-01                       Primary  US$800,000/3,000,000                    $  200,000                         AEGIS

                                Excess  US$1,000,000/1,000,000                   $1,000,000                         AEGIS

7/1/01-02                       Primary  US$800,000/3,000,000                    $  200,000                         AEGIS

                                Excess  US$1,000,000/1,000,000                   $1,000,000                         AEGIS

7/1/02-03                       Primary  US$800,000/3,000,000                    $  200,000                         AEGIS

                                Excess  US$1,000,000/1,000,000                   $1,000,000                         AEGIS


Long-Term Disability

PERIOD                          PER OCC/ AGGREGATE                               DEDUCTIBLE                  FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------
1/1/99-00                       Unlimited/$7.0MM                                    $ 0                               Wausau

1/1/00-01                       Unlimited/$10.2MM                                   $ 0                           Liberty Mutual

1/1/01-7/1/01                   Unlimited/$4.6MM                                    $ 0                           Liberty Mutual

7/1/01-02                       Unlimited/$2.78MM                                   $ 0                           UNUM/Provident

7/1/02-03                       Unlimited/$2.4MM                                    $ 0                           UNUM/Provident


Transmission and Distribution

PERIOD                          PER OCC/ AGGREGATE                               ATTACHMENT                  FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------
11/1/01-02                      $4MM/$4MM                                           $5MM                           AEGIS

11/1/02-03                      $5MM/$5MM                                           $5MM               Direct to NICL and Reinsured


Excess Indemnity-Workers Compensation

PERIOD                          PER OCC/ AGGREGATE                               ATTACHMENT                  FRONTING COMPANY
------------------------------------------------------------------------------------------------------------------------------------
7/1/02-03                       $450,000/$6,000,000                               $50,000                   Travelers (Bermuda)

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24      File No. 70-8905                           EXHIBIT 2
INCURRED AND PAID LOSSES FOR THE PERIOD 6/30/02 - 12/31/02

                                   Lead-in loss   Paid losses       OSLR at       IBNR at       Closing       Updated      Movement
Policy Year       Coverage             reserves     in period      12/31/02      12/31/02       Reserve      incurred  from 6/30/02
------------------------------------------------------------------------------------------------------------------------------------
7/1/96-97         AL/GL                 902,387            --            --       578,503       578,503       578,503      (323,884)
7/1/97-98         AL/GL               1,911,243            --     1,045,000       264,062     1,309,062     1,309,062      (602,181)
7/1/98-99         AL/GL               1,392,000         1,412       208,588       461,984       670,572       671,984      (720,016)
7/1/99-00         AL/GL               2,656,847       413,450       838,127       892,559     1,730,686     2,144,136      (512,711)
7/1/00-01         AL/GL               3,791,019     1,800,000       730,000     1,056,333     1,786,333     3,586,333      (204,686)
7/1/01-02         AL/GL               4,000,000            --       802,500     2,801,350     3,603,850     3,603,850      (396,150)
7/1/02-03         AL/GL                      --                          --     1,783,603     1,783,603     1,783,603     1,783,603
6/30/96-97        All Risk                   --            --            --            --            --            --            --
6/30/97-98        All Risk                   --            --            --            --            --            --            --
6/30/98-99        All Risk              799,000       606,039       193,000            --       193,000       799,039            39
6/30/99-7/1/00    All Risk                   --            --            --            --            --            --            --
7/1/00-01         All Risk              650,000            --       650,000            --       650,000       650,000            --
7/1/01-02         All Risk            3,000,000       902,156     1,388,352            --     1,388,352     2,290,508      (709,492)
7/1/02-03         All Risk                   --            --     2,250,000            --     2,250,000     2,250,000     2,250,000
7/1/02/03         Excess Ind- WC             --            --        70,820     1,408,860     1,479,680     1,479,680     1,479,680
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                             19,102,496     3,723,057     8,176,387     9,247,254    17,423,641    21,146,698     2,044,202
------------------------------------------------------------------------------------------------------------------------------------
1/1/99-00         LTD                 3,888,553        93,217     2,732,859        53,764     2,786,623     2,879,840    (1,008,713)
1/1/00-7/1/01     LTD                 5,009,041       213,602     3,438,671       757,931     4,196,602     4,410,204      (598,837)
7/1/01-02         LTD                 2,147,880        81,840       689,361     1,928,375     2,617,736     2,699,576       551,696
7/1/02-03         LTD                        --            --       282,121     1,882,542     2,164,663     2,164,663     2,164,663
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                             11,045,474       388,659     7,143,012     4,622,612    11,765,624    12,154,283     1,108,809
------------------------------------------------------------------------------------------------------------------------------------
                                     30,147,970     4,111,716    15,319,399    13,869,866    29,189,265    33,300,981     3,153,011
                                   =================================================================================================


INCEPTION TO DATE

Period                Coverage Line               Paid losses
--------------------------------------------------------------
7/1/96-97             General Liability               726,613
7/1/97-98             General Liability             1,837,757
7/1/98-99             General Liability                 1,412
7/1/99-00             General Liability             1,756,603
7/1/00-01             General Liability             2,008,981
7/1/01-02             General Liability                    --
7/1/02-03             General Liability                    --
6/30/96-97            All Risk                             --
6/30/97-98            All Risk                      1,423,776
6/30/98-99            All Risk                      1,909,179
6/30/99-7/1/00        All Risk                      2,168,952
7/1/00-01             All Risk                        664,511
7/1/01-02             All Risk                        902,156
7/1/02-03             All Risk                             --
7/1/02-03             Excess Ind-WC                        --
1/1/99-00             LTD                             913,888
1/1/00-7/1/01         LTD                           1,304,503
7/1/01-02             LTD                              93,816
7/1/02-03             LTD                                  --
                                                   -----------
Total                                              15,712,147
                                                   -----------

NISOURCE INSURANCE CORPORATION, LTD.                                  EXHIBIT 3
INTERIM REPORT RULE 24                       File No. 70-8905
PREMIUM ALLOCATION MODEL FOR THE PERIOD      7/1/02-12/31/02
Total NICL Premium Allocation


                                        Line of Business       Property           GL/AL      Exc Ind-WC            T&D       Totals
                                                         ---------------------------------------------------------------------------
                                         Premium Account      4,330,000       2,700,000       3,050,000      1,000,000   11,080,000
                                                         ---------------------------------------------------------------------------

                                                         ---------------------------------------------------------------------------
                                                              Weighting       Weighting       Weighting      Weighting    Weighting
                                                         ---------------------------------------------------------------------------
                                                Exposure         80.00%          80.00%          80.00%         80.00%       80.00%
                                                    Loss         20.00%          20.00%          20.00%         20.00%       20.00%


------------------------------------------------------------------------------------------------------------------------------------
                                                               Property           GL/AL      Exc Ind-WC            T&D
                                                          Exposure/Loss   Exposure/Loss   Exposure/Loss  Exposure/Loss     Selected
                                                             Allocation      Allocation      Allocation     Allocation        W/AVG
Code    Operating Company                                        Factor          Factor          Factor         Factor      Premium
====================================================================================================================================
CKY     Columbia Gas of Kentucky, Inc.                           86,036           2,700          57,389             --      146,125
CMD     Columbia Gas of Maryland, Inc.                           19,502             810          13,057             --       33,369
COH     Columbia Gas of Ohio, Inc.                            1,168,547          30,510         280,546             --    1,479,604
COS     Columbia Gas of Virginia                                117,253           3,780          74,985             --      196,018
CPA     Columbia Gas of  Pennsylvania                           286,343           9,720         172,029             --      468,092
TCO     Columbia Gas Transmission Corp                          705,749         315,090         409,233             --    1,430,072
CGT     Columbia Gulf Transmission Co                           272,206         459,810          99,166             --      831,182
CNR     Columbia Energy Resources, Inc.                         110,518         203,850          33,876             --      348,244
CTC     Columbia Transmission Comm                                3,464           9,990             300             --       13,754
PLP     Columbia Propane Corporation LP                              --              --              --             --           --
CPC     Columbia Propane Corporation                                 --              --              --             --           --
PET     Columbia Petroleum Corporation                               --              --              --             --           --
CLG     Columbia LNG Corporation                                     --              --              --             --           --
CNS     Columbia Network Services                                 3,464              --             812             --        4,276
CAT     Columbia Atlantic Trading Corporation                     3,464              --              --             --        3,464
CPL     Columbia Pipeline Corp                                    3,464              --              --             --        3,464
CFC     Columbia Finance Corp                                     3,464              --              --             --        3,464
CEC     Columbia Electric Corporation                                --              --              --             --            -
CSP     Columbia Energy Group Service                             3,464              --           4,019             --        7,483
CG      Columbia Energy Group - Parent                               --              --              --             --            -
TCC     Columbia Energy Group Capital                             3,464              --              --             --        3,464
CTL     Columbia Transcom                                            --              --              --             --            -
NCS     NiSource Corporate Services                             147,259              --         636,180             --      783,439
NSI     NiSource Inc.                                             3,464              --              --             --        3,464
NIP     NIPSCO - Electric Merchant                              136,362       1,105,650         194,329             --    1,436,341
NIP     NIPSCO - Electric Distribution                          271,061         287,550         426,042      1,000,000    1,984,653
NIP     NIPSCO - Gas Distribution                               416,634          48,060         319,584             --      784,278
NDC     NiSource Development                                      3,464           2,970              --             --        6,434
NES     NI Energy Services                                        3,464              --              --             --        3,464
NET     NiSource Energy Technologies                              3,464              --           6,201             --        9,665
KGF     Kokomo Gas                                               22,247           2,700          17,446             --       42,393
NIF     NO. IN. Fuel & Light                                     22,266             810          17,484             --       40,560
BSG     Bay State Gas                                           203,024          16,200         187,193             --      406,417
NPG     NiSource Pipeline Group                                  27,048              --               -             --       27,048
EUS     Energy USA                                              222,541              --          48,831             --      271,372
PEI     Primary Energy                                            7,606         194,940          17,571             --      220,118
GSG     Granite State Gas Transmission                            9,480              --           1,836             --       11,315
NUM     Northern Utilities - Maine                               10,719           2,700          10,067             --       23,486
NUN     Northern Utilities - New Hampshire                       14,052             810          21,822             --       36,684
NFC     NiSource Finance Company                                  3,464              --              --             --        3,464
NCP     Crossroads Pipeline Company                              11,980           1,350              --             --       13,330
IWC     IWC Resources                                                --              --              --             --           --
------------------------------------------------------------------------------------------------------------------------------------
TOTALS                                                        4,330,000       2,700,000       3,050,000      1,000,000   11,080,000
------------------------------------------------------------------------------------------------------------------------------------

NISOURCE INSURANCE CORPORATION LTD.                                    EXHIBIT 4
INTERIM REPORT RULE 24                               File No. 70-8905
PREMIUM ALLOCATION FOR THE PERIOD                    7/1/02-12/31/02


                                                            Property           GL/AL      Exc Ind-WC         T&D           Totals
                                                     ------------------------------------------------------------------------------
Allocated Premium Amount:                                  4,330,000       2,700,000       3,050,000       1,000,000    11,080,000
                                                     ------------------------------------------------------------------------------
Actual Premium Amount:                                     4,330,000       2,700,000       3,050,000       1,000,000    11,080,000
                                                     ------------------------------------------------------------------------------

Weighting Factors
Exposure      80.00%
Loss          20.00%

------------------------------------------------------------------------------------------------------------------------------------
                                                             Property           GL/AL      Exc Ind-WC             T&D
                                                        Exposure/Loss   Exposure/Loss   Exposure/Loss   Exposure/Loss      Selected
                                                           Allocation      Allocation      Allocation      Allocation         W/AVG
Code          Operating Company                                Factor          Factor          Factor          Factor       Premium
====================================================================================================================================
CKY           Columbia Gas of Kentucky, Inc.                    1.99%           0.10%           1.88%           0.00%       146,125
CMD           Columbia Gas of Maryland, Inc.                    0.45%           0.03%           0.43%           0.00%        33,369
COH           Columbia Gas of Ohio, Inc.                       26.99%           1.13%           9.20%           0.00%     1,479,604
COS           Columbia Gas of Virginia                          2.71%           0.14%           2.46%           0.00%       196,018
CPA           Columbia Gas of  Pennsylvania                     6.61%           0.36%           5.64%           0.00%       468,092
TCO           Columbia Gas Transmission Corp                   16.30%          11.67%          13.42%           0.00%     1,430,072
CGT           Columbia Gulf Transmission Co                     6.29%          17.03%           3.25%           0.00%       831,182
CNR           Columbia Energy Resources, Inc.                   2.55%           7.55%           1.11%           0.00%       348,244
CTC           Columbia Transmission Comm                        0.08%           0.37%           0.01%           0.00%        13,754
PLP           Columbia Propane Corporation LP                   0.00%           0.00%           0.00%           0.00%             -
CPC           Columbia Propane Corporation                      0.00%           0.00%           0.00%           0.00%             -
PET           Columbia Petroleum Corporation                    0.00%           0.00%           0.00%           0.00%             -
CLG           Columbia LNG Corporation                          0.00%           0.00%           0.00%           0.00%             -
CNS           Columbia Network Services                         0.08%           0.00%           0.03%           0.00%         4,276
CAT           Columbia Atlantic Trading Corporation             0.08%           0.00%           0.00%           0.00%         3,464
CPL           Columbia Pipeline Corp                            0.08%           0.00%           0.00%           0.00%         3,464
CFC           Columbia Finance Corp                             0.08%           0.00%           0.00%           0.00%         3,464
CEC           Columbia Electric Corporation                     0.00%           0.00%           0.00%           0.00%             -
CSP           Columbia Energy Group Service                     0.08%           0.00%           0.13%           0.00%         7,483
CG            Columbia Energy Group - Parent                    0.00%           0.00%           0.00%           0.00%             -
TCC           Columbia Energy Group Capital                     0.08%           0.00%           0.00%           0.00%         3,464
CTL           Columbia Transcom                                 0.00%           0.00%           0.00%           0.00%             -
NCS           NiSource Corporate Services                       3.40%           0.00%          20.86%           0.00%       783,439
NSI           NiSource Inc.                                     0.08%           0.00%           0.00%           0.00%         3,464
NIP           NIPSCO - Electric Merchant                        3.15%          40.95%           6.37%           0.00%     1,436,341
NIP           NIPSCO - Electric Distribution                    6.26%          10.65%          13.97%         100.00%     1,984,653
NIP           NIPSCO - Gas Distribution                         9.62%           1.78%          10.48%           0.00%       784,278
NDC           NiSource Development                              0.08%           0.11%           0.00%           0.00%         6,434
NES           NI Energy Services                                0.08%           0.00%           0.00%           0.00%         3,464
NET           NiSource Energy Technologies                      0.08%           0.00%           0.20%           0.00%         9,665
KGF           Kokomo Gas                                        0.51%           0.10%           0.57%           0.00%        42,393
NIF           NO. IN. Fuel & Light                              0.51%           0.03%           0.57%           0.00%        40,560
BSG           Bay State Gas                                     4.69%         0.6000%           6.14%           0.00%       406,417
NPG           NiSource Pipeline Group                           0.62%           0.00%           0.00%           0.00%        27,048
EUS           Energy USA                                        5.14%           0.00%           1.60%           0.00%       271,372
PEI           Primary Energy                                    0.18%         7.2200%           0.58%           0.00%       220,118
GSG           Granite State Gas Transmission                    0.22%           0.00%           0.06%           0.00%        11,315
NUM           Northern Utilities - Maine                        0.25%         0.1000%           0.33%           0.00%        23,486
NUN           Northern Utilities - New Hampshire                0.32%         0.0300%           0.72%           0.00%        36,684
NFC           NiSource Finanace Company                         0.08%           0.00%           0.00%           0.00%         3,464
NCP           Crossroads Pipeline Company                       0.28%         0.0500%           0.00%           0.00%        13,330
IWC           IWC Resources                                     0.00%           0.00%           0.00%           0.00%             -
------------------------------------------------------------------------------------------------------------------------------------
TOTALS                                                        100.00%         100.00%         100.00%         100.00%    11,080,000
------------------------------------------------------------------------------------------------------------------------------------

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24
Estimated savings - captive compared to                        EXHIBIT 5
commercial insurance                                           File No. 70-8905
                                                               7/1/02-12/31/02

NICL Option
Policy Period             1996-97      1997-98      1998-99      1999-00      2000-01      2001-02       2002-03       Cum Premium
-----------------------------------------------------------------------------------------------------------------------------------
GL/AL                   3,250,672    3,949,662    3,190,770    3,041,000    2,812,000    2,800,000     2,700,000
All-Risk                1,397,203    1,618,057    1,960,760    2,400,000    2,646,000    2,580,000     4,330,000
LTD                            --           --           --    4,588,000    7,627,823    2,297,484     1,595,784
WC                             --           --           --           --           --           --     3,050,000
                        -----------------------------------------------------------------------------------------------------------
Total                   4,647,875    5,567,719    5,151,530   10,029,000   13,085,823    7,677,484    11,675,784        46,159,431
Investment Income                                                                                                 o/s
Pre-tax saving            602,125      179,511       79,149    1,242,900    1,538,582    1,089,748     1,464,216         4,732,016
                                                                                                                        -----------
Total Cost                                                                                                              41,427,415


Guaranteed Cost Option
Policy Period             1996-97      1997-98      1998-99      1999-00      2000-01      2001-02       2002-03
-----------------------------------------------------------------------------------------------------------------------------------
GL/AL                   2,750,000    3,159,730    2,552,616    3,345,100    3,233,800    3,240,000     3,240,000
All-risk                2,500,000    2,587,500    2,678,063    2,880,000    3,000,000    3,000,000     5,000,000
LTD                            --           --           --    5,046,800    8,390,605    2,527,232     1,650,000
WC                             --           --           --           --           --           --     3,250,000
                        -----------------------------------------------------------------------------------------------------------
Total                   5,250,000    5,747,230    5,230,679   11,271,900   14,624,405    8,767,232    13,140,000        50,891,447


ANNUAL SAVINGS             11.47%        3.12%        1.51%       11.03%       10.52%       12.43%        11.14%
CUMULATIVE INVESTMENT INCOME (EST.)                                                                                      4,000,000
CUMULATIVE SAVINGS                                                                                                           17.16%


                                                                                                                         8,732,016

--------------------------------------------------------------
NiSource Insurance Corporation, Limited

Management Accounts - consolidated
for the period ending December 31, 2002
---------------------------------------------------------------

NISOURCE INSURANCE CORPORATION, LTD.
CONSOLIDATED INCOME STATEMENT

---------------------------------------------------------------------------------------------------
                                                                    12 months to      12 months to
                                                                       31-Dec-01         31-Dec-02
---------------------------------------------------------------------------------------------------
REVENUE
Premium written - General Liability                                    2,800,000         2,700,000
Premium written - All Risk                                             3,021,000         4,330,000
Premium written - Long term                                            3,765,565         1,946,634
Premium written - WC                                                                     3,050,000
Premium written - T&D                                                  1,250,000         1,000,000
Premium ceded - T&D                                                   (1,217,700)         (990,000)
Claims servicing fees                                                     60,000                --
                                                                    -------------------------------
                                                                       9,678,865        12,036,634
Movement in unearned premiums                                           (208,417)       (2,331,416)
                                                                    -------------------------------
Net earned premium                                                     9,470,448         9,705,218
                                                                    -------------------------------

---------------------------------------------------------------------------------------------------
EXPENSES

Gross Incurred Claims                                                  5,209,198         7,127,751
                                                                    -------------------------------
Net Claims                                                           $ 5,209,198       $ 7,127,751
                                                                    -------------------------------

UNDERWRITING EXPENSES
Deferred acquisition costs incurred                                   344,877.00           277,037
                                                                    -------------------------------

ADMINISTRATION EXPENSES
Management fees                                                          135,000           135,000
Bank charges                                                               9,378             9,183
Corporate secretarial fees                                                 6,203             6,355
Audit fees                                                                38,881            40,227
Government fees                                                            8,535             8,536
Letter of credit costs                                                    31,679            39,848
Legal costs - reinsurance security                                            --                --
Underwriting consultancy fees                                             27,895            97,474
Service Corporation expenses                                             292,660           149,455
Fees for set-up of Vermont branch                                             --                --
Federal excise tax                                                         2,030            11,939
Miscellaneous expenses                                                     9,718             8,945
                                                                    -------------------------------
Total Administration expenses                                            561,979           506,962
                                                                    -------------------------------
Total Expenses                                                       $ 6,116,054       $ 7,911,750
                                                                    ===============================

---------------------------------------------------------------------------------------------------
Operating Income (Loss)                                                3,354,394         1,793,468
                                                                    -------------------------------

INTEREST INCOME & RELATED CHARGES

Net interest income - excluding Money Pool                             1,361,191           871,634
Money Pool interest income - Non-Affiliated                                  359                 5
Money Pool interest income - Affiliated                                   22,028             1,528
Gain (loss) on sale of Investments                                            --           131,135
                                                                    -------------------------------
Total Interest Income and Related Charges                              1,383,578         1,004,302
                                                                    -------------------------------

                                                                    -------------------------------
INCOME (LOSS) BEFORE TAXES                                           $ 4,737,972       $ 2,797,770
                                                                    ===============================

---------------------------------------------------------------------------------------------------

Income taxes                                                          (1,847,396)       (1,167,792)
Deferred taxes                                                           189,484           204,738
                                                                    -------------------------------
Tax (charge) / recovery                                               (1,657,912)         (963,054)
                                                                    -------------------------------
INCOME (LOSS) AFTER TAXES                                              3,080,060         1,834,716
                                                                    ===============================

Dividends declared                                                            --                --

                                                                    -------------------------------
INCOME (LOSS) AFTER TAXES AND DIVIDEND                               $ 3,080,060       $ 1,834,716
                                                                    ===============================

NISOURCE INSURANCE CORPORATION, LTD.
CONSOLIDATED BALANCE SHEET

-------------------------------------------------------------------------------------------------------------

                                                                                31-Dec-01          31-Dec-02
-------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                       4,436,540          3,314,909
Cash equivalents - time deposits & Money Market Funds                     28,782,502         24,160,178
Money Pool - Non-Affiliated                                                      511                 --
Money Pool - Affiliated                                                       31,687             68,635
Premiums receivable                                                           48,457             48,457
Accrued interest receivable                                                  107,873            171,630
Money Pool accrued interest receivable - Non-Affiliated                            1                 --
Money Pool accrued interest receivable - Affiliated                              335                121
Prepaid reinsurance premiums                                               1,014,750            825,000
Prepaid expenses                                                             272,398            329,340
Funds withheld (UNUM)                                                     2,100,384          3,633,030
Fixed income investments at market value                                   3,209,356         11,691,942
Deferred tax asset (general and long-term)                                 1,731,375          1,709,602
                                                                        --------------------------------
Total Assets                                                            $ 41,736,169       $ 45,952,844
                                                                        ================================

--------------------------------------------------------------------------------------------------------

SHAREHOLDER'S EQUITY
Issued Capital - intercompany                                                370,000            370,000
Contributed Surplus - intercompany                                           789,059            789,059
Additional Paid in Capital                                                   353,364            473,019
Unrealized gain/(loss) on investments                                                           420,662
Retained Earnings/(Deficit)                                                4,131,393          5,966,109
                                                                        --------------------------------
Total Shareholders' Equity                                              $  5,643,816        $ 8,018,849
                                                                        ================================

--------------------------------------------------------------------------------------------------------

LIABILITIES
Accounts payable                                                              88,389            110,135
Accounts payable - System Inc                                                     --                 --
Accounts payable - Service Corporation                                            --                 --
Dividends payable to Parent                                                       --                 --
Income taxes payable by Shareholder - prior years                            130,494                 --
Income taxes payable - Prior years                                              (300)              (300)
Income taxes payable - Current year                                        1,838,592            924,166
Unearned premiums - intercompany                                           3,731,667          5,873,333
Premiums Paid in Advance - intercompany                                    1,148,742            797,892
Deferred income - intercompany                                                    --                 --
Unearned premiums - nonaffiliated                                                 --                 --
Reinsurance balance payable                                                1,280,899          1,039,504
Outstanding loss reserves                                                 27,873,870         29,189,265
                                                                        --------------------------------
Total Liabilities                                                       $ 36,092,353       $ 37,933,995
                                                                        ================================

                                                                        --------------------------------
Total Liabilities and Shareholders' Equity                              $ 41,736,169       $ 45,952,844
                                                                        ================================